Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

March 28, 2022

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Form N-4 Registration Statements (File No. 33-33085)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on March 21, 2022, with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica Landmark Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica Landmark Variable Annuity Prospectus

1.

Regarding Response 5(b) in the previous comments, Page 39 of Stat PRO - There are other Optional Benefits listed in the body of the PRO with language that states they are also not available in all states. Please update the Benefits Available Under the Policy to reflect the other benefits not available in all states.

Response: Disclosure has been updated. Please see attached.

2.

Page 10 of Stat PRO - Annuity Policy Fee Table and Expense Examples - The Income Select for Life rider is only showing the Single and Joint Life percentages. Must disclose the maximum percentages, current percentages may be shown as well.

Response: Disclosure has been revised to show the maximum fees. Please see attached

3.	Regarding Response 8 in previous comments, Page 14 of Stat PRO - Please confirm that the highest Death Benefit is listed here.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

March 28, 2022

Response: Confirmed. The Annual Step-Up Death Benefit is the appropriate Death Benefit for the purposes of the Expense Examples. The Double Enhanced Death Benefit cannot be combined with a Guaranteed Lifetime Withdrawal Benefit, so it cannot be part of the most expensive combination of expenses and optional benefits. Please see attached.

4.	Regarding Response 10 in the previous comments, Page 25 of Stat PRO follow-up:
a.	Please disclose whether the changes would apply only to new allocations. Would owner be required to exit or remain in the fund.
b.	To the extent they would have to exit, how would we notify them and disclose the consequences of owners not complying.

Response: Disclosure had been updated. Please see attached

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884 or by email at Brian.Stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel